Exhibit 8.0 – Subsidiaries

Subsidiary	Jurisdiction of Incorporation	Names Under Which the Company Does Business

Gold Reserve Corporation	United States	Gold Reserve Corporation
GR Mining (Barbados) Inc.	Barbados	GR Mining (Barbados) Inc.
GR Mining Group (Barbados) Inc.	Barbados	GR Mining Group (Barbados) Inc.
GR Procurement (Barbados) Inc.	Barbados	GR Procurement (Barbados) Inc.